1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

March 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Williamson

Re:	Goldman Sachs BDC, Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Goldman Sachs BDC, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended.

The disclosure contained in the Preliminary Proxy Statement with respect to the proposal to authorize the Company to sell or otherwise issue shares of the Company’s common stock at a price below the then-current net asset value per share is substantially similar to the disclosure contained in the definitive proxy statement that the Company filed with the Commission on April 6, 2016. In addition, we note that the Company intends to mail copies of the definitive proxy statement for the special meeting of stockholders, together with a notice of special meeting of stockholders and proxy card, to its stockholders on or about March 26, 2018.

* * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Neena Reddy, Goldman Sachs Asset Management, L.P.

Joseph McClain, Goldman Sachs Asset Management, L.P.